

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

January 13, 2011

Andrew Whelan
Chief Executive Officer
BioElectronics Corporation
4539 Metropolitan Court
Frederick, Maryland 21704

> **Re: BioElectronics Corporation**
> **Form 8-K for Item 4.01**
> **Filed January 13, 2011**
> **File No. 000-51809**

Dear Mr. Whelan:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call the applicable staff person at the telephone number listed at the end of this letter.

Form 8-K Filed January 13, 2011

1. In the second paragraph of Item 4.01 you disclose that the reports of your former firm for fiscal 2006 through 2009 were not qualified or modified. However, we see in your Form 10-K for fiscal 2009 that the report on 2008 and 2009 is modified for substantial doubt as to your ability to continue as a going concern. In an amendment, please revise your disclosure to state that the report was modified for substantial doubt as to your ability to continue as a going concern. Please refer to the requirement in Item 304(a)(1)(ii) of Regulation S-K.

2. Please explain to us whether you attempted to obtain a letter from your former accountants.

Please file your response and amendment via EDGAR in response to these comments within 5 business days after the date of this letter. Please contact the staff immediately if you require longer than 5 business days to respond.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the registrant and its management are in possession of all facts relating to a registrant's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the registrant acknowledging that:

- the registrant is responsible for the adequacy and accuracy of the disclosure in the filing;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the registrant may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

If you have any questions, please call Jeanne Bennett at (202) 551-3606. In her absence, you may call me at (202) 551-3676.

Sincerely,

Brian Cascio
Accounting Branch Chief

Cc: Drew Walker Esq. via facsimile